Room 4561
						  May 10, 2006

James E. Cashman, III
President and Chief Executive Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

Re:	Ansys, Inc.
	Form 10-K/A for the Fiscal Year Ended December 31, 2005
	Filed March 31, 2006
	Form 8-K Filed April 27, 2006
	File no. 0-20853

Dear Mr. Cashman:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Item 9A:  Controls and Procedures, page 17
1. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in ensuring that material information relating to the Company, including its consolidated subsidiaries, is made known to the certifying officers by others within the Company and its consolidated subsidiaries during the period covered by this report." Tell us how your officers considered Exchange Act Rule 13a-
15(e) in concluding that your disclosure controls and procedures are also effective in ensuring that the information required to be disclosed by the Company in your Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules.
2. We also note your statement that "The Company cannot provide assurance that new problems will not be found in the future, nor does it expect that its disclosure controls and procedures, or its internal controls, will prevent all errors and all fraud because no system can provide absolute assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud within ANSYS have been detected." Tell us how you considered the requirements of
Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at <http.//www.sec.gov/rules/final/33-8238.htm> to indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

Notes to Consolidated Financial Statements

Note 1:  Organization

Revenue Recognition
3. We note that the Company estimates the value of post contract customer support ("pcs") sold together with perpetual licenses by "reference to published price lists that generally represent the prices at which customers could purchase renewal contracts for such services." The Company previously represented to the Staff (in your letter dated September 4, 2003) that the fee charged for pcs is based on a separate amount quoted in the price list. The Company also believes that the willingness of customers to renew the pcs arrangement and pay the pcs fee in subsequent years is vendor specific objective evidence for the fair value of the pcs. Do the pcs rates vary by product or customer class? Please explain the breakdown of your price list. Tell us how the actual amounts paid by the customers compare to the published price list. If the pcs amounts paid vary from customer to customer, then tell us how you determined that the Company can reasonably estimate fair value.



Note 17:  Subsequent Event
4. We note your disclosures in the Company`s Form 10-K as well as in several Forms 8-K with regards to the Fluent acquisition. Please note that the Staff will review your Form 8-K/A that includes the
Article 3-05 and pro forma financial information of Fluent, when filed, and we may have further comments.

Form 8-K Filed April 27, 2006

5. We note your use of non-GAAP measures under Item 9.01 of the Form
8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP operating profit margin and non-GAAP diluted earnings per share):
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

	In this regard, we believe you should further enhance your
disclosures to comply 	with Item 10(e)(1)(i)(C) and (D) of
Regulation S-K and Question 8 of the related 	FAQ to
demonstrate
the usefulness of your non-GAAP financial measures which
	excludes
a number of recurring items, especially since these measures appear
to 	be used to evaluate performance.  Your current disclosures
regarding the reasons 	for presenting these non-GAAP measures
appear overly broad considering that 	companies and investors
may
differ as to which items warrant adjustment and 	what constitutes
core operating results.
6. Your Reconciliation of Non-GAAP Measures appear to include a number of measures, such as non-GAAP cost of sales, non-GAAP operating expenses and non-GAAP provision for income taxes, etc., for which you have not included the disclosures required by Item
10(e)(1)
of Regulation S-K. Also, it is not clear to us whether the presentation of a non-GAAP statement of operations would comply with
Item 100(b) of Regulation G.  Please explain.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. James E. Cashman, III
Ansys, Inc.
May 10, 2006
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